Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001
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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

September 15, 2020

VIA SEC EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. David Edgar, Staff Accountant

Re:	DATASEA INC.

Form 8-K filed September 9, 2020

File No. 001-38767

Dear Mr. Edgar:

On behalf of Datasea, Inc. (the “Company”), we have set forth below the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 11, 2020 with respect to the Company’s Current Report on Form 8-K filed September 9, 2020. The text of the Staff’s comment is set forth below in bold, followed by the Company’s responses.

1. You disclose that your unaudited financial statements on Form 10-Q for the quarterly periods ended September 30, 2019, December 31, 2019, and March 31, 2020 should no longer be relied upon. Please tell us how you concluded that the error in accounting for capitalized software did not materially impact your audited financial statements for the year ended June 30, 2019. In this regard, we note that you had capitalized software development costs as of June 30, 2019.

Response: The Company has concluded that the error in accounting treatment of capitalized software did not materially impact its audited financial statements for the year ended June 30, 2019 and therefore no restatement of such financial statements is required. The Company has arrived at this conclusion following its determination that the restatements of its unaudited financial statements for the periods ended September 30, 2019, December 31, 2019 and March 30, 2020 had no impact on the Company’s income statement as of June 30, 2019, or on its total assets as shown in the balance sheet as of June 30, 2019. With respect to the $500,000 advance paid by the Company to HK SDT in June 2019 as stipulated in the Scenic Area System Development Agreement, please note that the project officially commenced in July of 2019 (please see the attached project schedule). Therefore, no R&D expenses were incurred at the end of June 30, 2019 and the $500,000 advance had no impact on the Company’s income statement for the fiscal year ended June 30, 2019. The June 30, 2019 financial statements reflect the $500,000 advance as an intangible asset. In consultation with its auditors, the Company has determined to reclassify this advance from intangible asset to prepaid expense, i.e., a reclassification from a non-current asset account to another non-current asset account, which reclassification would not be material to the financial statements taken as a whole. Therefore, the Company determined that there was no material impact to the June 30, 2019 financial statements.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ Alec Orudjev

Cc: Zhixin Liu, Chief Executive Officer

Enclosure

SDT TRADE CO.,LIMITED

旅游景区智慧系统项目情况表

项目名称	旅游景区智慧系统
项目阶段：	
	1. 完成前期调研，需求对接，文档撰写及工作模型
	2. 完成系统数据库建立，代码编写
	3. 完成系统整体测试，形成总测试报告
	4. 项目交付，文档交付、源码交付、测试报告交付并进行验收

交付时间

阶段一	阶段二	阶段三	阶段四
2019 年 12 月 26 日	2020 年 5 月 22 日		2020 年 12 月 15 日

交付内容、费用金额、时间进度

项目阶段	交付内容	费用金额（万美元）	时间进度	备 注
阶段一	一、文档列表 1. 可行性分析 2. 需求规格说明书 3. 需求确认书 4. 概要设计说明书 5. 详细设计说明书	10	2019 年 8 月 20 日，消耗 5 万美元；2019 年 9 月 30 日，累计消耗 5 万美元	已支付，主要是人工费用
阶段二	二、源程序 1. 数据库文件编写 2. 程序源代码编写	15	截止到 2019 年 12 月 31 日，累计消耗 20 万美元，截止到 2020 年 3 月 31 日，累计消耗 30 万美元	已支付，主要是人工费用
阶段三	三、程序测试 1. 压力测试 2. 功能测试 3. 系统测试	15	截止到 2020 年 5 月 22 日，累计消耗 35 万美元，截止到 2020 年 6 月 30 日，累计消耗 40 万美元	已支付，主要是人工费用
阶段四	四、交付验收 1. 文档交付 2. 源码交付 (web 前端页面图片文件 web 前端页面样式代码 web 前端页面功能及后端接口调用代码 后端整体功能代码) 3. 系统验收	80		已经预付 60 万美元，待合同结束尚需支付 20 万美元

顺达通贸易有限公司

日期：2020 年 8 月 21 日

SDT TRADE CO., LIMITED

Scenic Area Smart System - Project Summary

Project	Scenic Area Smart System
Stage:	
	1. Complete pre-project research, needs study, document preparation and building of working model
	2. Complete building of a system database and coding work
	3. Complete the overall system test and generate the final test report
	4. Complete delivery of project, documentation, source code and test report, and organize inspection

Date of delivery

Stage I	**Stage II**	**Stage III**	**Stage IV**
December 26, 2019	May 22, 2020		December 15, 2020

Delivery content, payment, schedule

Project Stage	**Delivery Content**	**Payment ($10,000)**	**Schedule**	**Notes**
Stage I	I. Document list 1. Feasibility Analysis 2. Requirement Specification 3. Needs Confirmation 4. Low Level Design 5. High Level Design	10	As of August 20, 2019, $50,000 has been consumed; as of September 30, 2019, $50,000 has been cumulatively consumed	Already paid, basically labor cost
Stage II	II. Source program 1. Database file preparation 2. Program coding	15	As of December 31, 2019, $200,000 has been cumulatively consumed; as of March 31, 2020, $300,000 has been cumulatively consumed	Already paid, basically labor cost
Stage III	III. Application test 1. Pressure test 2. Function test 3. System test	15	As of May 22, 2020, $350,000 has been cumulatively consumed; as of June 30, 2020, $400,000 has been cumulatively consumed	Already paid, basically labor cost
Stage IV	IV. Delivery & inspection 1. Document delivery 2. Source delivery （Images of web front-end page Style code of web front-end page Functions of web front-end page + back-end interface	80		$600,000 already paid in advance, and $200,000 to be paid upon end of contract

SDT TRADE CO., LIMITED

Date: August 21, 2020